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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------
                              SCHEDULE 14D-1/A
                           TENDER OFFER STATEMENT
                              (AMENDMENT NO. 1)
                        PURSUANT TO SECTION 14(D)(1)
                 OF THE SECURITIES AND EXCHANGE ACT OF 1934
                              SPINE-TECH, INC.
                          (Name of Subject Company)
                            --------------------
                 SULZER MEDICA ORTHOPEDICS ACQUISITION CORP.
                                     AND
                              SULZER MEDICA LTD
                                  (Bidder)
                            --------------------
                        COMMON STOCK, $.01 PAR VALUE
                       (Title of Class of Securities)
                            --------------------
                                  848927109
                    (CUSIP Number of Class of Securities)
                            --------------------
                             Lawrence H. Panitz
                              Sulzer Medica Ltd
                            4000 Technology Drive
                             Angleton, TX 77515
                               (409) 848-4000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidder)
                            --------------------
                                  COPY TO:
                            Peter D. Lyons, Esq.
                             SHEARMAN & STERLING
                            599 LEXINGTON AVENUE
                          NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 848-4000

                               January 6, 1998


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    This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the
"Schedule 14D-1") relates to the offer by Sulzer Medica Orthopedics Acquisition Corp., a Minnesota corporation ("Purchaser") and an indirect wholly owned subsidiary of Sulzer Medica Ltd, a company organized under the laws of Switzerland ("Parent"), to purchase all outstanding shares of common stock, $.01 par value (the "Common stock"), of Spine-Tech, Inc., a Minnesota corporation (the "Company"), and the associated preferred share purchase rights (together with the Common Stock, the "Shares"), at a price of $52.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 19, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2) thereto, respectively. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on December 19, 1997.

    Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

    Item 10(b)-(c) is hereby amended and supplemented by adding to the end thereof the following:

    On January 5, 1998, the Parent was notified that the waiting period under the HSR Act applicable to the Offer has been terminated effective as of December 31, 1997. Accordingly, the Offer has been cleared by all applicable governmental authorities regulating antitrust concerns.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented by adding the following
Exhibit:

    (a)(9) Press Release issued by Purchaser on January 5, 1998.



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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        SULZER MEDICA ORTHOPEDICS ACQUISITION
                                          CORP.

                                        By: /s/ LAWRENCE H. PANITZ
                                            ------------------------------------
                                          Name: Lawrence H. Panitz
                                           Title: Vice President,
                                                  Secretary and General Counsel

January 6, 1998


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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        SULZER MEDICA LTD

                                        By: /s/ ANDRE P. BUCHEL
                                            ------------------------------------
                                          Name: Andre P. Buchel
                                           Title: President and
                                                  Chief Executive Officer

January 6, 1998


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EXHIBIT INDEX

EXHIBIT                                                       PAGE IN SEQUENTIAL
  NO.                                                         NUMBERING SYSTEM
-------                                                       ------------------

(a)(1)   Form of Offer to Purchase dated December 19, 1997 ..          *
(a)(2)   Form of Letter of Transmittal ......................          *
(a)(3)   Form of Notice of Guaranteed Delivery ..............          *
(a)(4)   Form of Letter to Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees ..............          *
(a)(5)   Form of Letter from Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees to Clients ...          *
(a)(6)   Form of Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form W-9 .....          *
(a)(7)   Summary Advertisement as published in The Wall
           Street Journal on December 19, 1997 ..............          *
(a)(8)   Press Release issued by Parent on December 19,
           1997 .............................................          *
(a)(9)   Press Release issued by Publisher on January 5,
           1998 .............................................
(b)(1)   Commitment Letter dated December 17, 1997 by
           Credit Suisse First Boston with respect to
           $250,000,000 Bridge Credit Facility to be
           provided to the Company ..........................          *
(c)(1)   Agreement and Plan of Merger, dated as of
           December 15, 1997 among Parent, Purchaser and
           the Company ......................................          *

--------------------
* Previously filed.
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